File № 82-4257

BANK VOZROZHDENIYE

7/4, Luchnikov pereulok, Moscow, Russia, 103696
phone: (095) 777-0-888
fax: (095) 929-19-99
E-mail: vbank@co.voz.ru

« 04 » January 20 03 г.
№ 1101/27

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

03 JAN 20 AM 7:21

SUPPL

Re: Exemption № 82-4257

03003391

PROCESSED
FEB 03 2003
THOMSON FINANCIAL

The message

Moscow Joint Stock Commercial Bank "Vozrozhdeniye" informs that in compliance with the resolution of the Bank's Supervising Council, the register of the persons possessing the right to participate in the special General Meeting of Shareholders has been closed on January 04, 2003.

Alexander V. Dolgopolov
Deputy Chairman of the Board

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